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                                                                    EXHIBIT 3.1



                                 BYLAW AMENDMENT



               Section 2.6 of the Bylaws of ARV Assisted Living, Inc., a Delaware corporation, hereby is amended and restated in its entirety to read in full as follows:

                      "Section 2.6 Special Meetings. Special meetings of the
               stockholders, for any purpose, or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called by the President or Chief Executive Officer and shall be called by the President, Chief Executive Officer or the Secretary at the request in writing of a majority of the Board of Directors. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice."